Exhibit 99.1

Northern Dynasty comments on Environmental Protection Agency’s statement on future actions regarding Alaska’s Pebble Project

December 1, 2021 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") comments on the November 17, 2021 press release by the U.S. Environmental Protection Agency (“EPA”) in which the EPA extended the deadline to either withdraw the 2014 Proposed Determination or to prepare a Recommended Determination regarding the Pebble Project in Southwest Alaska.

“While it is not yet known what action, if any, the EPA will finally take, we are cautiously optimistic about their commitment to consider new information that has become available since the 2014 Proposed Determination and to make science-based decisions,” said Ron Thiessen, President and CEO of Northern Dynasty. “We do not know which new information they may use in their decision, but we believe that the strong administrative record of the overwhelmingly positive Final Environmental Impact Statement of 2020 that was prepared by the U.S. Army Corps of Engineers should be an important part of it.”

“We are also pleased that the EPA has established a timetable for their review, with the recent extension through the end of May of 2022. This action suggests their intention is to comply with the regulations and not let the Proposed Determination languish, therefore attempting to regulate by inaction. We do caution, however, that we understand that the deadline can be extended further at the EPA’s option.” Mr. Thiessen added.

In a statement communicated with media, the Pebble Limited Partnership wrote:

“The EPA’s announcement that it wants to “consider new information available” essentially recognizes the fact that we submitted an actual detailed mine plan and initiated the NEPA review process with the U.S. Army Corps of Engineers.  This resulted in the publication of an EIS for the Pebble Project that shows it can be developed without harm to the Bristol Bay fishery while providing substantial benefits to the communities closest to the project. It is also worth noting that the EPA did not have this significant volume of detailed technical information when it took unprecedented preemptive action against the project.  We will work to ensure this is fully understood by the EPA especially at a time when the nation will need the minerals Pebble could provide to help the country utilize more sources of renewable energy and is in line with the administration’s climate change agenda.“

“We echo recent comments from BHP and others that the global markets will need double the amount of copper in the next 30 years than it did in the past 30 years to facilitate a decarbonized economy. The U.S. has significant copper resources within its borders, all it needs to do is develop them.” said Mr. Thiessen.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

U.S. Media Contact:
Dan Gagnier, Gagnier Communications (646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995 and under applicable provisions of Canadian provincial securities laws. All statements in this release, other than statements of historical facts, which address permitting, development and production for the Pebble Project are forward-looking statements. These include statements regarding (i) the mine plan for the Pebble Project, (ii) the social integration of the Pebble Project into the Bristol Bay region and benefits for Alaska, (iii) the political and public support for the permitting process, (iv) the ability to successfully appeal the negative Record of Decision and secure the issuance of a positive Record of Decision by the U.S. Army Corps of Engineers and the ability of the Pebble Project to secure all required federal and state permits, (v) the right-sizing and de-risking of the Pebble Project, (vi) the design and operating parameters for the Pebble Project mine plan, including projected capital and operating costs, (vii) exploration potential of the Pebble Project, (viii) future demand for copper and gold, (ix) the potential addition of partners in the Pebble Project, (x) the EPA’s Proposed Determination process under the CWA and the impact of this process on the ability of the Pebble Partnership to develop the Pebble Project and (xi) the ability and timetable of NDM to develop the Pebble Project. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project, achieve the required financing or develop the Pebble Project.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by NDM as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) any feasibility studies prepared for the development of the Pebble Project will be positive, (iii) NDM’s estimates of mineral resources will not change, and NDM will be successful in converting mineral resources to mineral reserves, (iv) NDM will be able to establish the commercial feasibility of the Pebble Project, (v) NDM will be able to secure the financing required to develop the Pebble Project, and (vi) any action taken by the EPA in connection with the Proposed Determination will ultimately not be successfully in restricting or prohibiting development of the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) finalization of the mine plan for the Pebble Project, (iii) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (iv) completion of all necessary engineering for mining and processing facilities, (v) the ability of NDM to secure a partner for the development of the Pebble Project, and (vi) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, such as the current uncertainties with regard to COVID-19. Investors should also consider the risk factors identified in its Annual Information Form for the year ended December 31, 2020, as filed on SEDAR and included in the Company’s annual report on Form 40-F filed by the Company with the SEC on EDGAR.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently contemplated.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.